UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Guess?, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

401617 10 5

(CUSIP Number)

Paul Marciano

Guess?, Inc.

1444 South Alameda Street

Los Angeles, CA 90021

(213) 765-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 401617 10 5

1.	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Paul Marciano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Item 2(d) ☐

Item 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
13,763,596

	8.	Shared Voting Power
4,913,979

	9.	Sole Dispositive Power
13,465,180

	10.	Shared Dispositive Power
6,183,850

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,998,521 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.2% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)  Includes 7,043,012 shares which are also deemed to be beneficially owned by the Reporting Person’s brother, Maurice Marciano, and includable in reports on Schedule 13D filed by Maurice Marciano.

(2)  Based on 53,462,874 shares of Common Stock outstanding on April 1, 2024, including the impact of the repurchase by the Issuer of 326,429 shares of its Common Stock announced by the Issuer on April 1, 2024 (the “Repurchase”), as reported by the Issuer in a Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2024 (plus an additional 348,157 shares which the Reporting Person has the right to acquire under existing stock option awards).

This Amendment No. 5 to Schedule 13D amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Person with the SEC on September 2, 2020, as amended by the filing of Amendment No. 1 on March 28, 2022, the filing of Amendment No. 2 on July 1, 2022, the filing of Amendment No. 3 on April 17, 2023 and the filing of Amendment No. 4 on December 27, 2023. Capitalized terms used in this Amendment No. 5 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

On April 1, 2024, the Issuer announced the repurchase of 326,429 shares of its Common Stock pursuant to the Repurchase. This Amendment No. 5 is being made to reflect a change in the percentage of shares of the Issuer beneficially owned by the Reporting Person due to a reduction in shares outstanding as a result of the Repurchase and the entry into an amended and restated voting agreement by the Reporting Person, which amends and restates in its entirety the Reporting Person’s existing voting agreement with the Issuer entered into on April 12, 2023, with respect to certain shares of Common Stock as reported under Item 6 below. Except as otherwise set forth herein, this Amendment No. 5 does not modify any of the information previously reported by the Reporting Person in the Schedule 13D, as amended to date.

Item 5. Interest in Securities of the Issuer

(a)                 As of April 1, 2024, the aggregate number of shares beneficially owned by the Reporting Person is 19,998,521 shares of Common Stock (including the right to acquire 348,157 shares within sixty days) which equals 37.2% of the 53,811,031 shares of Common Stock that would be outstanding if all of the rights to acquire shares within sixty days were exercised. The aggregate number of shares beneficially owned by the Reporting Person includes 7,043,012 shares which are also deemed to be beneficially owned by the Reporting Person’s brother, Maurice Marciano, and includable in reports on Schedule 13D filed by Maurice Marciano.

(b)                  The breakdown of voting and investment power is as follows:

Holder	Number of Shares	Voting Power	Investment Power
Paul Marciano	82,736	Sole	Sole

Paul Marciano Trust	10,572,130	Sole	Sole
Maurice Marciano Trust	4,325,109 (1)(2)	Shared	Shared
ENRG Capital Holdings, LLC	1,081,700	Sole as to 270,425, none as	Sole
G Financial Holdings, LLC	170,666 (1)	None	Sole
G Financial Holdings II, LLC	339,005 (1)	None	Sole
Carolem Capital, LLC	1,200,000 (1)(2)	Sole as to 900,000, shared as to 300,000	Shared
Next Step Capital, LLC	103,801 (1)(2)	Sole as to 92,401, shared as to 11,400	Shared
Next Step Capital II, LLC	554,940 (1)(2)	Sole as to 277,470, shared as	Shared
Nonexempt Gift Trust under the Next Step Trust	370,309 (2)	Sole	Sole
Exempt Gift Trust under the Next Step Trust	105,977 (2)	Sole	Sole
Paul Marciano Foundation	394,500 (3)	Sole	Sole
MM 2020 Exempt Trust	349,491 (1)	Sole	None
Options exercisable by Reporting Person within 60 days	348,157	Sole	Sole

(1)	Includes shares which are also deemed to be beneficially owned by the Reporting Person’s brother, Maurice Marciano, and includable in reports on Schedule 13D filed by Maurice Marciano.
(2)	The Reporting Person disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(3)	The Reporting Person has no pecuniary interest in these shares, which are owned by a nonprofit corporation.

(c)                 During the past sixty days, the Reporting Person has not acquired or disposed of beneficial ownership of any shares of Common Stock of the Issuer other than:

•	On February 7, 2024, Paul Marciano transferred 56,707 shares to the Paul Marciano Trust for no consideration.
•	On March 7, 2024, Paul Marciano transferred 36,873 shares to the Paul Marciano Trust for no consideration.
•	On March 29, 2024, Paul Marciano acquired 82,736 shares for no consideration pursuant to the Issuer's employee equity plan upon achievement of previously established performance criteria.

(d)                 See Item 5(b).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 28, 2024, the Issuer entered into an Amended and Restated Voting Agreement (the “Amended Voting Agreement”) with the Reporting Person and entered into a separate Amended and Restated Voting Agreement on the same terms with the Reporting Person’s brother, Maurice Marciano. The Amended Voting Agreements revise their existing voting agreements with the Issuer entered into on April 12, 2023 (the “Original Voting Agreements”). Because repurchases by the Issuer of shares of its common stock in connection with the repurchase program announced by the Issuer on April 1, 2024, which includes the Repurchase, will have the effect of increasing the relative portion of the voting power of the Issuer represented by the aggregate amount of shares of the Issuer which each of the Marcianos has the power to vote, the Amended Voting Agreements ensure the voting arrangements set forth in the Original Voting Agreements limiting the aggregate voting percentage that may be voted at the discretion of the Marcianos on the date of the Original Voting Agreements apply throughout the repurchase program. The foregoing summary of the Amended Voting Agreement is qualified in its entirety by reference to the Amended Voting Agreement, a copy of which is filed as Exhibit 99.1.

Item 7. Exhibits

99.1	Amended and Restated Voting Agreement, dated March 28, 2024, by and among the Reporting Person, the Paul Marciano Trust and the Issuer (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on April 1, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2024

/s/ Jason T. Miller
JASON T. MILLER (attorney in fact)